TECHNICAL REPORT AGUABLANCA NI-CU DEPOSIT

22.0	DATE AND SIGNATURE PAGE

22.1	Certificate of Juan Alvarez

I, Juan Alvarez, of London England, do hereby certify that as the author of this “Technical report on the Aguablanca Ni-Cu deposit, Extremadura Region, Spain”, dated March 31, 2009, I hereby make the following statements:

•	I am employed as a Senior Mining Geologist with Golder Associates (UK) Ltd. with a business address at 1 Alie St London E1 8DE.

•	I am a graduate of Macquarie University, (Bachelor of Science, 1993).

•	I am a member in good standing of the Australasian Institute of Mining and Metallurgy (Member number 203626).

•	I have practiced my profession continuously since graduation.

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I have read the definition of “qualified person” set out in National Instrument 43-101 (Nl 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in Nl 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purpose of Nl 43-101.

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My relevant experience with respect Aguablanca Deposit includes over 14 years in exploration, mining geology and grade estimation in Australia, South America and Europe. Over the last five years I have assisted in Mineral Resource estimates following CIM guidelines on a number of projects including the Roche Bay Deposit in Nunavit, Canada.

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I am responsible for the preparation of Sections 1.0 to 14.0, Section 17.1 to 17.3 and Sections 19.0 to 22.0 of this Technical Report titled “Technical report on the Aguablanca Ni-Cu deposit, Extremadura Region, Spain”, dated March 31 2009. In addition, I visited the Property for 4 days from July 21 2008 and for 5 days from August 18 2008.

•	I have no prior involvement with the Property that is the subject of the Technical Report.

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As of the date of this Certificate, to my knowledge, information and belief, the sections of this Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

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I am independent of the Issuer as defined by Section 1.4 of the Instrument. I have read National Instrument 43-101 and the sections for which I am responsible in this Technical Report have been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

Signature

31 March 2009 Report No. 08511150292	100